SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to SCHEDULE TO
(Rule 13e-4) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Rocket Fuel Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value (Title of Class of Securities)

773111109 (CUSIP Number of Class of Securities’ Underlying Common Stock)

E. Randolph Wootton III Chief Executive Officer Rocket Fuel Inc. 1900 Seaport Blvd. Redwood City, CA 94063 (650) 595-1300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven E. Bochner Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	JoAnn C. Covington Senior Vice President, General Counsel and Corporate Secretary Rocket Fuel Inc. 1900 Seaport Blvd Redwood City, CA 94063 (650) 595-1300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,653,934	$1,979.16

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,191,419 shares of Common Stock of Rocket Fuel Inc. having an aggregate value of $19,653,934 as of May 9, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.
☑  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,979.16.
Form or Registration No.: Schedule TO-I.
Filing party: Rocket Fuel Inc.
Date filed: May 13, 2016.
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third party tender offer subject to Rule 14d-1.
☑   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements that certain Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 13, 2016, as amended on June 3, 2016 (the “Schedule TO”), by Rocket Fuel Inc., a Delaware corporation (the “Company”), relating to an offer (the “Exchange Offer”) by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price greater than or equal to $3.50 per share, (ii) were granted under Company's 2008 Equity Incentive Plan or 2013 Equity Incentive Plan on or before December 31, 2015, and (iii) are held by certain employees who are providing service to the Company or any of its subsidiaries, except as otherwise described in the Company’s Offer to Exchange Certain Outstanding Options for New Options dated May 13, 2016, a copy of which was filed as Exhibit 99.(a)(1)(A) to the Schedule TO.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements Item 4 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in the Schedule TO remain unaffected. This Amendment No. 2 should be read in conjunction with the Schedule TO. Capitalized terms not defined in this Amendment No. 2 have the meanings given to such terms in the Schedule TO.

Item 4.	Terms of the Transaction.

The complete text of Item 4 of the Schedule TO is hereby amended and restated as follows:

“(a)	Material Terms.

The information set forth in the sections of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Offer” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Information concerning Rocket Fuel,” “Interests of directors and executive officers; transactions and arrangements concerning the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment,” “Fees and expenses,” “Additional information,” “Financial statements,” “Miscellaneous” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

The Exchange Offer expired on June 10, 2016 at 9:00 p.m. Pacific Time. A total of 81 Eligible Option Holders participated in the Exchange Offer. The Company accepted for exchange Eligible Options to purchase an aggregate of 1,675,821 shares of the Company’s common stock, representing approximately 76.47% of the total shares of the Company’s common stock underlying all Eligible Options. All tendered Eligible Options accepted for exchange were cancelled. The Company issued New Options to purchase an aggregate of 622,598 shares of the Company’s common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of each New Option granted pursuant to the Exchange Offer is $2.23, which is the closing price of the Company’s common stock as reported on the NASDAQ Global Select Market on June 13, 2016, the grant date of the New Options.

(b)	Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

ROCKET FUEL INC.

/s/     JoAnn C. Covington
JoAnn C. Covington
Senior Vice President, General Counsel
and Corporate Secretary

Date: June 13, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated May 13, 2016.
99.(a)(1)(B)*	Form of Cover Emails.
99.(a)(1)(C)*	Election Form.
99.(a)(1)(D)*	Withdrawal Form.
99.(a)(1)(E)*	Form of Confirmation E-mails.
99.(a)(1)(F)*	Form of Reminder E-mails.
99.(a)(1)(G)*	Screenshots from Offer Website.
99.(a)(1)(H)**	Form of Reminder E-mail to Log in to Offer Website.
99.(b)	Not applicable.
99.(d)(1)
Rocket Fuel Inc. 2008 Equity Incentive Plan, including form agreements, as amended and currently in effect (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 16, 2013, File No. 333-190695).

99.(d)(2)
Rocket Fuel Inc. 2013 Equity Incentive Plan, including form agreements, as currently in effect (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 16, 2013, File No. 333-190695).

99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on May 13, 2016, Commission File No. 005-87954.

**	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on June 3, 2016, Commission File No. 005-87954.